UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mitel Networks Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Francisco Partners GP II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Attention: Benjamin Ball

Telephone: (415) 418-2900

with a copy to:

Michael J. Kennedy, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, California 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of     Pages

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco I, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 14,570,738
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 14,570,738
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,570,738
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco II, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,590,136*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,590,136*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,136*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,470*
	8.	Shared Voting Power 14,508,268*
	9.	Sole Dispositive Power 62,470*
	10.	Shared Dispositive Power 14,508,268*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,570,738*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 14,570,738*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 14,570,738*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,570,738*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 14,570,738*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 14,570,738*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,570,738*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%**
14.	Type of Reporting Person (See Instructions) CO

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 858
	8.	Shared Voting Power 5,589,278*
	9.	Sole Dispositive Power 858
	10.	Shared Dispositive Power 5,589,278*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,136*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-2134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,590,136*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,590,136*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,136*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

CUSIP No. 60671Q104	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management, LLC 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,590,136*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,590,136*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,136*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 53,784,184 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 29, 2013.

This Amendment No. 3 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FP Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 53,784,184 Common Shares outstanding, which the Company represented in its latest 10-Q filed on August 29, 2013 and representing the number of Common Shares outstanding as of August 27, 2013. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of November 17, 2013.

As of the date hereof, Arsenal I is deemed to beneficially own an aggregate of 14,570,738 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 27.1% of the outstanding Common Shares, which includes 14,508,268 Common Shares owned by Arsenal I and 62,470 Common Shares owned by FP II Cayman. As of the date hereof, Arsenal II is deemed to beneficially own an aggregate of 5,590,136 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 10.4% of the outstanding Common Shares, which includes 5,589,278 Common Shares owned by Arsenal II and 858 Common Shares owned by FP Parallel Fund.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Arsenal I and Arsenal II may be deemed to share beneficial ownership of the aggregate of 20,160,874 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 37.5% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person, and Arsenal I and Arsenal II hereby disclaim such beneficial ownership.

The above does not include an additional 346,876 Common Shares issuable upon exercise of director options issued to director affiliates of Arsenal I and Arsenal II. This Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person, and Arsenal I and Arsenal II hereby disclaim such beneficial ownership.

FP II Cayman owns 62,470 Common Shares, additionally FP II Cayman, as the sole member of Arsenal I, FP GP II Cayman, as the general partner of FP II Cayman, and FP Management Cayman, as the general partner of FP GP II Cayman, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I. Except for the Common Shares held directly by FP II Cayman and to the extent of its interests as sole member of Arsenal I, FP II Cayman expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP II Cayman, FP GP II Cayman expressly disclaims such beneficial ownership. Except to the extent of its interest as general partner in FP GP II Cayman, FP Management Cayman expressly disclaims such beneficial ownership.

FP Parallel Fund owns 858 Common Shares, additionally, FP Parallel Fund, as the controlling member of Arsenal II, FP GP II, as the general partner of FP Parallel Fund, and FP Management, as the general partner of FP GP II, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by

Arsenal II. Except for the Common Shares held directly by FP Parallel Fund and to the extent of its interests as the controlling member of Arsenal II, FP Parallel Fund expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP Parallel Fund, FP GP II expressly disclaims such beneficial ownership. Except to the extent of its interest as general partner in FP GP, FP Management expressly disclaims such beneficial ownership.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Messrs. Ball, Deb, Stanton, Garfinkel, Geeslin, Golob, Perlman, Kowal, Shah, and Gallinelli and Ms. Silva may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II. Each of these individuals expressly disclaims such beneficial ownership.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

Voting Agreement

In connection with the Arrangement Agreement entered into on November 10, 2013, by and between Aastra Technologies Limited (“Aastra”) and the Company (the “Arrangement Agreement”), Aastra, the Company, Arsenal I and Arsenal II have entered into a Voting Support Agreement, as of November 10, 2013 (the “Voting Agreement”). Pursuant to the Voting Agreement, Arsenal I and Arsenal II agreed in their capacity as Mitel stockholders to: (i) vote all of the Subject Shares (as defined in the Voting Agreement) held by them in favor of the approval, consent, ratification and adoption of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, subject to certain customary exceptions; and (ii) not to sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in any Subject Shares, subject to certain exceptions. Additionally, Arsenal I and Arsenal II have agreed for a period of 180 days following the effective date of the consummation of the transactions contemplated by the Arrangement Agreement not to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, 18,144,786 Subject Shares, subject to certain exceptions. The Reporting Persons have not received any monetary consideration as a result of Arsenal I or Arsenal II entering into the Voting Agreement and have not purchased any securities of Mitel in connection with the transactions described herein.

The foregoing descriptions of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit A, and which is incorporated herein by reference. This Amendment No.3 does not purport to amend, qualify or in any way modify the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.

99.1	Voting Support Agreement dated as of November 10, 2013, by and between Aastra Technolgies Limited, Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2013

ARSENAL HOLDCO I, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II (CAYMAN), L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.

By:	FRANCISCO PARTNERS GP II, L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member